SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 28, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80 COMPANY REGISTRY (NIRE): 35.3000.1683-1 SUBSCRIBED AND PAID-IN CAPITAL: R$6,203,688,565.23

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”) are hereby called, in accordance with article 5, paragraph one of the Bylaws, to the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 30, 2014, at 10:00 a.m., at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in the city and state of São Paulo, to resolve on the following matters:

ANNUAL SHAREHOLDERS’ MEETING

I.       Examination of the Annual Management Report for the fiscal year ended December 31, 2013; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2013, namely: Balance Sheet and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flows and Value Added and Notes to the Financial Statements, in addition to the reports of the Independent Auditors, Fiscal Council and Audit Committee.

II.       Resolution on the allocation of net income for fiscal year 2013.

III.      Definition of the number of members of the Board of Directors.

IV.      Election of the members of the Board of Directors for a term of office ending in 2016, and appointment of the Chairman of the Board of Directors.

V.       Election of the members of the Fiscal Council for a term of office ending in 2015.

VI.      Establishment of the overall annual compensation of Management and members of the Fiscal Council for fiscal year 2014.

EXTRAORDINARY SHAREHOLDERS’ MEETING

Companhia de Saneamento Básico do Estado de São Paulo

I.       Increase in the Company’s capital stock, without issuing new shares, through the capitalization of the capital reserve, in the amount of one hundred and twenty-four million, two hundred and fifty-four thousand, eight hundred and fifty-one reais and fifty-one cents (R$124,254,851.51) and part of the Company’s profit reserve, in the amount of three billion, six hundred and seventy-two million, fifty-six thousand, five hundred and eighty-three reais and twenty-six cents (R$3,672,056,583.26), in accordance with paragraph one of article 169 and article 199 of Federal Law 6404/1976.

II.      Amendment to the Company’s Bylaws with the change of (a) caput of article 3, to reflect the Company’s new paid-in capital stock after the capital increase in item I above, if it is approved; (b) paragraph one of article three, to increase the authorized capital limit to fifteen billion reais (R$15,000,000,000.00); and (c) article 14, to adjust the attributions of three (3) executive areas, due to changes in their organizational structures.

Proof of the status of shareholder may be provided at any time before the opening of the annual and extraordinary shareholders’ meetings through the presentation of identification, proof of ownership stating the number of shares held issued by the depositary financial institution and, in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year.

Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage of the Company’s voting capital required to request the adoption of multiple voting is 5% (five percent).

The documents related to the matters to be discussed in the Annual and Extraordinary Shareholders’ Meeting will be at the shareholders’ disposal at the Company’s headquarters and electronically, on the CVM’s website, in the format and for the time period defined by CVM Instruction 481/2009.

São Paulo, March 27, 2014.

Edson de Oliveira Giriboni
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 28, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.